ALTERNATE WITHDRAWAL CHARGE RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date, or if later, the date shown below. Terms not defined in this Rider have the meaning given to them in the Contract.

For an additional charge, the Owner may elect at the time of application an alternate Withdrawal Charge schedule. Such election and applicable charges will be reflected on the Owner's Contract Data Page.

FSBL will deduct a charge for this Rider as set forth in the Contract. The Owner may not add or delete this Rider after the Contract Date.

FIRST SECURITY BENEFIT LIFE INSURANCE
AND ANNUITY COMPANY OF NEW YORK

J. Michael Keefer
Secretary

Rider Start Date
(If Other Than Contract Date): __________________

FSB223 (5-04)